UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

ModusLink Global Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

60786L107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON HANDY & HARMAN LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,788,156
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,788,156
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,788,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON BNS HOLDING, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 540,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 540,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 60,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 540,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 540,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 540,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 540,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 540,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 540,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 540,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 540,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 60,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  Effective January 1, 2012, as a result of an amendment to a certain management agreement with Steel Partners Holdings L.P., Steel Partners LLC and Warren G. Lichtenstein ceased to have the power to vote and dispose of the securities reported herein as beneficially owned by SPH Group Holdings LLC and Steel Partners Holdings GP Inc. assumed the power to vote and dispose of such securities.  Accordingly, this Amendment No. 4, among other things, (a) removes Steel Partners LLC as a Reporting Person and (b) adds Steel Partners Holdings GP Inc. as a Reporting Person.  Warren G. Lichtenstein remains a Reporting Person by virtue of his ability to vote and dispose of the securities reported herein owned by Steel Partners, Ltd.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Handy & Harman Ltd., a Delaware corporation (“HNH”), BNS Holding, Inc., a Delaware corporation (“BNS”), Steel Partners, Ltd., a Delaware corporation (“SPL”), Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”), and Warren G. Lichtenstein.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Holdings owns 99% of the membership interests of SPHG.  SPHG is the sole member of SPHG Holdings.  Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.  By virtue of these relationships, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares beneficially owned by SPHG Holdings.

SPHG Holdings owns approximately 55% of the outstanding shares of Common Stock of HNH.  Accordingly, for purposes of this statement, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP could be deemed to beneficially own the Shares owned directly by HNH.  Each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP disclaims beneficial ownership of the Shares owned directly by HNH.

SPHG Holdings owns approximately 85% of the outstanding shares of Common Stock of BNS.  By virtue of SPHG Holdings’ ownership of BNS and the relationships discussed in further detail in this Item 2, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by BNS.

Warren G. Lichtenstein is the Chief Executive Officer and sole director of SPL.  By virtue of this relationship, Mr. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of HNH, (ii) the executive officers and directors of BNS, (iii) the executive officers and directors of SPL and (iv) the executive officers and directors of Steel Holdings GP.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

CUSIP NO. 60786L107

(b)           The principal business address of HNH is 1133 Westchester Avenue, Suite N222, White Plains, New York 10604.  The principal business address of BNS is 49 Stanton Avenue, Riverside, Rhode Island 02915.  The principal business address of the Reporting Persons other than HNH and BNS is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)           HNH is a diversified industrial products and manufacturing company.  BNS is a holding company with an oil services subsidiary.  SPL is a holding company.  Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies.  Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest.  The principal business of SPHG Holdings is holding securities for the account of Steel Holdings.  The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates.  The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.  The principal occupation of Warren G. Lichtenstein is serving as the Chairman and Chief Executive Officer of Steel Holdings GP.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individuals who are Reporting Persons or listed on Schedule A are citizens of the United States of America.  Each of the entities who are Reporting Persons are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 4,788,156 Shares owned directly by HNH is approximately $18,021,474, including brokerage commissions.  The Shares owned directly by HNH were acquired with the working capital of HNH.

The aggregate purchase price of the 540,015 Shares owned directly by BNS is approximately $2,027,540, including brokerage commissions.  The Shares owned directly by BNS were acquired with the working capital of BNS.

The aggregate purchase price of the 60,000 Shares owned directly by SPL is approximately $411,192, including brokerage commissions.  The Shares owned directly by SPL were acquired with the working capital of SPL.

Set forth on Schedule B annexed hereto (“Schedule B”) is the aggregate purchase price of the Shares beneficially owned, if any, by each of the persons who are not Reporting Persons listed on Schedule A.

CUSIP NO. 60786L107

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 43,831,809 Shares outstanding, which is the total number of Shares outstanding as of December 1, 2011, as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on December 2, 2011.

As of the close of business on January 2, 2012, HNH owned directly 4,788,156 Shares, constituting approximately 10.9% of the Shares outstanding.

As of the close of business on January 2, 2012, BNS owned directly 540,015 Shares, constituting approximately 1.2% of the Shares outstanding.  By virtue of their relationship with BNS discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by BNS.

As of the close of business on January 2, 2012, SPL owned directly 60,000 Shares, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

Set forth on Schedule B is the aggregate number and percentage of Shares beneficially owned, if any, by each of the persons who are not Reporting Persons listed on Schedule A.  Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

This statement reports an aggregate of 5,398,171 Shares, constituting approximately 12.3% of the Shares outstanding.

(b)           HNH has the sole power to vote and dispose of the Shares it owns directly.

Each of BNS, Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to have shared power to vote and dispose of the Shares reported in this Schedule 13D owned directly by BNS.

Each of SPL and Warren G. Lichtenstein may be deemed to have shared power to vote and dispose of the Shares reported in this Schedule 13D owned directly by SPL.

(c)           Schedule C annexed hereto lists all transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 60786L107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing Agreement by and among Handy & Harman Ltd., BNS Holding, Inc., Steel Partners, Ltd., Steel Partners Holdings L.P., SPH Group LLC, SPH Group Holdings LLC, Steel Partners Holdings GP Inc. and Warren G. Lichtenstein, dated January 3, 2012.

99.2	Powers of Attorney.

CUSIP NO. 60786L107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2012	HANDY & HARMAN LTD.

	By:	/s/ James F. McCabe, Jr.
James F. McCabe, Jr. Senior Vice President and Chief Financial Officer

BNS HOLDING, INC.

By:	/s/ Terry Gibson
Terry Gibson President and Chief Executive Officer

STEEL PARTNERS, LTD.

By:	/s/ Jack L. Howard
Jack L. Howard President

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Jack L. Howard
Jack L. Howard President

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Jack L. Howard
Jack L. Howard President

CUSIP NO. 60786L107

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Jack L. Howard
Jack L. Howard President

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Jack L. Howard
Jack L. Howard President

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Warren G. Lichtenstein

CUSIP NO. 60786L107

SCHEDULE A

Executive Officers and Directors of Handy & Harman Ltd.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Chairman	Chairman and Chief Executive Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Glen M. Kassan, Vice Chairman and Chief Executive Officer	Managing Director and operating partner of Steel Partners LLC, a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Robert Frankfurt, Director*	President of Myca Partners, Inc., an investment advisory services firm	c/o Handy & Harman Ltd. 1133 Westchester Avenue, Suite N222 White Plains, NY 10604

Jack L. Howard, Director
President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer
c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

John H. McNamara, Jr., Director	Managing Director and investment professional of Steel Partners LLC, a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Mitchell I. Quain, Director	Managing Director of One Equity Partners, a private investment firm	c/o Handy & Harman Ltd. 1133 Westchester Avenue, Suite N222 White Plains, NY 10604

Garen W. Smith, Director	Vice President, Secretary and Treasurer of New Abundance Corp., a business consulting company	c/o Handy & Harman Ltd. 1133 Westchester Avenue, Suite N222 White Plains, NY 10604

Jeffrey A. Svoboda, Senior Vice President and Director	President and Chief Executive Officer of Handy & Harman Group Ltd., a subsidiary of Handy & Harman Ltd., a diversified industrial products and manufacturing company	c/o Handy & Harman Ltd. 1133 Westchester Avenue, Suite N222 White Plains, NY 10604

James F. McCabe, Jr., Chief Financial Officer and Senior Vice President	Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
_______________
* Mr. Frankfurt has recused himself from all matters relating to Handy & Harman Ltd.’s investment in ModusLink Global Solutions, Inc.

CUSIP NO. 60786L107

Executive Officers and Directors of BNS Holding, Inc.

Name and Position	Present Principal Occupation	Business Address

Jack L. Howard, Chairman
President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer
c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Larry Callahan, Director	Vice President of Wheelhouse Securities Corp., a broker dealer	c/o Wheelhouse Securities Corp. 8230 Forsyth Blvd., Suite 210 St. Louis, MO 63105

Kenneth Kong, Director	Principal of Steel Partners LLC, a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Terry Gibson, President and Chief Executive Officer	Managing Director of SP Corporate Services, LLC, a management and advisory services company	c/o SP Corporate Services, LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Executive Officers and Directors of Steel Partners, Ltd.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, President
President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer
c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Sanford Antignas, Chief Operating Officer and Secretary	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 60786L107

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, President, Secretary and Director
President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer
c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

James F. McCabe, Jr., Chief Financial Officer	Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Anthony Bergamo, Director	Vice Chairman of MB Real Estate, a property management company	c/o MB Real Estate 335 Madison Avenue, 14th Floor New York, NY 10017

John P. McNiff, Director	Partner of Mera Capital Management LP, a private investment partnership	c/o Mera Capital Management LP 161 Washington Street, Suite 1560 Conshohocken, PA 19428

Joseph L. Mullen, Director	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012

General Richard I. Neal, Director	President of Sisvel US, Inc. and Audio MPEG, Inc., licensors of intellectual property	c/o Sisvel US, Inc. 66 Canal Center Plaza, Suite 750 Alexandria, VA 22314

Allan R. Tessler, Director	Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm

CUSIP NO. 60786L107

SCHEDULE B

Interest in Shares of the Issuer by the Persons, Who Are Not Reporting Persons, Listed on Schedule A

Name	Number of Shares Beneficially Owned	Percentage	Aggregate Cost

Jack L. Howard	10,000	Less than 1%	$68,530

CUSIP NO. 60786L107

SCHEDULE C

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 3 to the Schedule 13D

Class of Security	Securities Purchased	Price ($)	Date of Purchase
HANDY & HARMAN LTD.

Common Stock	5,346	4.9190	12/13/11
Common Stock	113,767	4.9421	12/14/11
Common Stock	30,000	4.9500	12/14/11
Common Stock	26,400	5.1125	12/15/11